EXHIBIT 99.1

JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each of the Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock, par value $0.00001 per share, of Neptune Insurance Holdings Inc., and that this agreement may be included as an exhibit to such joint filing.

Dated: November 7, 2025

FTV VII, L.P.

By: FTV Management VII, L.P., its General Partner

By: FTV VII GP, L.L.C., its General Partner

/s/ Andy Fleischman

Name:	Andy Fleischman
Title:	Managing Member

FTV-NE Aggregator, LLC

/s/ Andy Fleischman

Name:	Andy Fleischman
Title:	Managing Member

Growth VII-Centre, L.P.

By: FTV Management VII, L.P., its General Partner

By: FTV VII GP, L.L.C., its General Partner

/s/ Andy Fleischman

Name:	Andy Fleischman
Title:	Managing Member

FTV Management VII, L.P.

By: FTV VII GP, L.L.C., its General Partner

/s/ Andy Fleischman

Name:	Andy Fleischman
Title:	Managing Member